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                                                * * * * * * * * * * * * * * * *
                        UNITED STATES           *         OMB APPROVAL        *
             SECURITIES AND EXCHANGE COMMISSION *-----------------------------*
                   Washington, D.C. 20549       * OMB Number:      3235-0145  *
                                                * Expires:   August 31, 1991  *
                                                * Estimated average burden    *
                                                * hours per response...14.90  *
                                                * * * * * * * * * * * * * * * *

                            SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                          (Amendment No. 2)*

                       Alexander & Baldwin, Inc.
- --------------------------------------------------------------------------------
                           (Name of Issuer)
                             Common Stock
- --------------------------------------------------------------------------------
                     (Title of Class of Securities)

                               014482103
                   ----------------------------------
                             (CUSIP Number)

Check the following box if a fee is being paid with this statement / / . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)              Page 1 of 8 pages

SCHEDULE 13G -- Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 2

CUSIP No. 014482103                                                13G
- --------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.                     I.D. No. 62-0951781
- --------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)
                                                      (b) X
- --------------------------------------------------------------------------------
(3)  SEC USE ONLY
- --------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
- --------------------------------------------------------------------------------
                                          : (5) SOLE VOTING POWER
                                          :     (Discretionary Accounts)
                                          :     4,295,430 shares (9.4%)
                                          --------------------------------------
                                          :     SHARED VOTING POWER
                                          :     None
                                          :
     Number of                            :
    Shares Bene-                          --------------------------------------
     ficially                             : (7) SOLE DISPOSITIVE POWER
     Owned by                             :     (Discretionary Accounts)
   Each Report-                           :     4,492,830 SHARES (9.8%)
    ing Person                            --------------------------------------
       With                               :     SHARED DISPOSITIVE POWER
                                          :     None
                                          :
                                          :
- --------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (Discretionary & Non-discretionary Accounts)
        4,492,830 shares
- --------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES /x/ (Non-Discretionary Shares and Investment Company Shares. See Item 3 and 4
      of text)
- --------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      9.8%
- --------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IA
- --------------------------------------------------------------------------------

SCHEDULE 13G -- Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 2

CUSIP No. 014482103                                                13G
- --------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Fund                                 I.D. No. 63-6147721
- --------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)
                                                      (b) X
- --------------------------------------------------------------------------------
(3)  SEC USE ONLY
- --------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts business trust
- --------------------------------------------------------------------------------
                                          : (5) SOLE VOTING POWER
                                          :     1,565,000 shares
                                          --------------------------------------
                                          :     SHARED OR NO VOTING POWER
                                          :     None
                                          :
     Number of                            :
    Shares Bene-                          --------------------------------------
     ficially                             : (7) SOLE DISPOSITIVE POWER
     Owned by                             :     1,565,000 shares
   Each Report-                           --------------------------------------
    ing Person                            : (8) SHARED OR NO DISPOSITIVE POWER
       With                               :     None
                                          :
                                          :
- --------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,565,000 shares
- --------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      3.4%
- --------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IV
- --------------------------------------------------------------------------------

SCHEDULE 13G -- Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 2

CUSIP No. 014482103                                                13G
- --------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      O. Mason Hawkins                                      I.D. No. ###-##-####
- --------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)
                                                      (b) X
- --------------------------------------------------------------------------------
(3)   SEC USE ONLY
- --------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Citizen of United States
- --------------------------------------------------------------------------------
                                          : (5) SOLE VOTING POWER
                                          :     (Discretionary Accounts)
                                          :     None
NUMBER OF SHARES BENEFICIALLY             --------------------------------------
OWNED BY EACH REPORTING PERSON            : (6) SHARED VOTING POWER
WITH                                      :     None
                                          --------------------------------------
                                          : (7) SOLE DISPOSITIVE POWER
                                          :     None
                                          --------------------------------------
                                          : (8) SHARED DISPOSITIVE POWER
                                          :     None
- --------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None (See Item 3)
- --------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
- --------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IN
- --------------------------------------------------------------------------------

SCHEDULE 13G -- Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 2

Item 1.

     (a). Name of Issuer: Alexander & Baldwin, Inc. ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:
          822 Bishop Street
          Honolulu, HI 96813

Item 2.

     (a) and (b). Names and Principal Business Addresses of Persons Filing:

          (1). Southeastern Asset Management, Inc.
               6075 Poplar Avenue; Suite 900
               Memphis, TN 38119

          (2). Longleaf Partners Fund
               6075 Poplar Avenue; Suite 900
               Memphis, TN 38119

          (3). Mr. O. Mason Hawkins
               Chairman of the Board and C.E.O.
               Southeastern Asset Management, Inc.
               6075 Poplar Avenue; Suite 900
               Memphis, TN 38119

     (c). Citizenship:

          Southeastern Asset Management, Inc. -- A Tennessee corporation

          Longleaf Partners Fund -- A series of a Massachusetts business trust

          Mr. O. Mason Hawkins -- U.S. Citizen

     (d). Title of Class of Securities: Common Stock (the "Securities").

     (e). Cusip Number: 014482103

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

     (d). Investment Company registered under Sec. 8 of the Investment Company Act -- Longleaf Partners Fund, a series of Longleaf Partners
          Funds Trust, a Massachusetts business trust

     (e). Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940. Southeastern
          Asset Management, Inc. a registered investment adviser.

          The Securities covered by this report are owned legally by the investment advisory clients of Southeastern Asset Management, Inc. and by Longleaf Partners Fund; none are legally owned directly or indirectly by Southeastern Asset Management, Inc. and none are physically held by or registered in the name of Southeastern Asset Management, Inc. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

SCHEDULE 13G -- Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 2


     (g). Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4.  Ownership:

     (a). Amount Beneficially Owned:
            Southeastern Asset Management, Inc.
              Discretionary Accounts - 4,492,830 shares at November 11, 1994
            Longleaf Partners Fund - 1,565,000 shares at November 11, 1994

     (b). Percent of Class:
            Southeastern Asset Management, Inc.
              Discretionary Accounts - 9.8%

              Longleaf Partners Fund - 3.4%

            Above percentages are based on 45,903,385 shares of Common Stock outstanding as of October 31, 1994, per disclosure by the Issuer's management.

SCHEDULE 13G -- Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 2

    (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                 Southeastern Asset Management, Inc.
                   Discretionary Accounts - 4,295,430 shares at
                     November 11, 1994
                   Longleaf Partners Fund - 1,565,000 shares at
                     November 11, 1994

          (ii).  No power to vote or to direct to vote:

                 Southeastern Asset Management, Inc. Non-Discretionary Accounts for which beneficial ownership is expressly disclaimed - 1,339,200 shares at November 11, 1994 -

          (iii). sole power to dispose or to direct the disposition of:

                 Southeastern Asset Management, Inc.
                   Discretionary Accounts - 4,492,830 shares at
                     November 11, 1994
                 Longleaf Partners Fund - 1,565,000 shares at
                     November 11, 1994

          (iv).  No power to dispose or to direct the disposition of:

                 Southeastern Asset Management, Inc.
                 Non-Discretionary Accounts for which beneficial ownership is expressly disclaimed - 1,141,800 shares at November 11, 1994

Item 5.  Ownership of Five Percent or less of a Class: N/A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person: N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8.  Identification and Classification of Members of the Group: N/A

Item 9.  Notice of Dissolution of Group: N/A

SCHEDULE 13G -- Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 2


Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 11, 1994

Southeastern Asset Management, Inc.             Longleaf Partners Fund

By /s/  Charles D. Reaves                       By /s/ Charles D. Reaves
- ------------------------------------            ------------------------------
Charles D. Reaves                               Charles D. Reaves
Vice President and General Counsel              Executive Vice President

O. Mason Hawkins, Individually

/s/  O. Mason Hawkins
- ------------------------------------



                             Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this
Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 11th day of November, 1994.

Dated: November 11, 1994

Southeastern Asset Management, Inc.             Longleaf Partners Fund

By /s/  Charles D. Reaves                       By /s/ Charles D. Reaves
- --------------------------------------          ------------------------------
Charles D. Reaves                               Charles D. Reaves
Vice President and General Counsel              Executive Vice President

O. Mason Hawkins, Individually

/s/  O. Mason Hawkins
- --------------------------------------